

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 22, 2007

Room 7010

Richard J. Kramer
Executive Vice President & Chief Financial Officer
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316

>   **Re: The Goodyear Tire & Rubber Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
>   **File No. 001-01927**

Dear Mr. Kramer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,
>
>
>   Terence O'Brien
>   Branch Chief